EX-99.77C VOTES

Response to N-SAR sub-item 77C: MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

An Annual Meeting of Shareholders of the Blankinship Value Fund, a series of Blankinship Funds, Inc., was held April 29, 2005, at 10:00 AM.  This meeting was at the office of Blankinship Funds, Inc., located at 1210 South Huntress Court, McLean, VA 22102 for the following purposes:

1 - To elect three directors to serve until the next Annual Meeting or until their successors are elected and qualified.

2 - To ratify the appointment of Sanville & Company, Certified Public Accountants, as the Fund's independent accountants for the fiscal year ending October 31, 2005.

3 - To consider and act upon any other matters that may properly come before the meeting or any adjournment thereof.

The close of business April 18, 2005 was previously fixed as the record date for determination of the shareholders entitled to notice of and to vote at the meeting.  Signed proxies for all outstanding shares were received prior to the meeting.  The following motions were passed by unanimous vote:

Rex Blankinship, Alexander J. Falk, Jr., and Barbara A. Stewart are the Directors of the Corporation, to serve until the next Annual Meeting or until their successors are elected and qualified.  It was noted that the corporation will not routinely hold an Annual Meeting of shareholders, and that each director may serve indefinitely, until resignation or removal from office.

Sanville & Company, Certified Public Accountants, were confirmed by vote as the Fund's independent accountants for the fiscal year ending October 31, 2005.